Exhibit 99.1

Eco Wave Power Submits Final Project Completion Report to Shell International Exploration and Production Inc., Successfully Concluding Port of Los Angeles Pilot Program

Los Angeles, CA — March 31, 2026 — Eco Wave Power Global AB (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, today announced that it has submitted the final project completion report to Shell International Exploration and Production Inc. (“Shell”), marking the successful completion of the wave energy pilot objectives under a Pilot Test Agreement entered between the parties in 2024.

The submission of the final report represents the completion of all contractual milestones and deliverables under the Pilot Test Agreement signed in 2024 between Eco Wave Power and Shell, concluding a structured development program that progressed from feasibility analysis through engineering design, system installation, operational testing, and final reporting.

Strategic Collaboration and Project Background

The collaboration between Eco Wave Power and Shell began with a comprehensive feasibility study of the U.S. coastline, aimed at assessing the technical and commercial potential of deploying wave energy systems along U.S. coastal infrastructure. The study identified 77 sites with favorable conditions for potential wave energy projects, providing a strategic and technical foundation for advancing to a physical pilot installation in the United States.

Building on the findings of the feasibility study, Eco Wave Power and Shell entered into a Pilot Test Agreement in 2024 for the development, installation, testing and reporting of an onshore wave energy pilot project at AltaSea in the Port of Los Angeles.

The agreement was structured as a phased, milestone-based program, under which funding tranches were released upon successful completion of predefined deliverables. These deliverables covered the full lifecycle of the project — from site approvals and engineering design through manufacturing, installation, operational testing and final reporting.

Project Execution and Operational Results

Eco Wave Power successfully executed all phases of the pilot program. The Company secured all required regulatory approvals and site permits, finalized the engineering design for the installation, manufactured the system’s floaters and key mechanical components, and completed the full on-site installation of the wave energy system at AltaSea.

The project progressed through the entire development lifecycle, including permitting, engineering design, fabrication, installation and an operational trial period under real marine conditions.

During development and the operational trial period, the project achieved several key milestones:

●	Full development lifecycle completed, including permitting, engineering design, fabrication, installation and operational testing.

●	Successful integration with existing marine infrastructure, validating that wave energy systems can be deployed on coastal structures without seabed anchoring, offshore construction activities or subsea cabling.

●	Regulatory feasibility confirmed, with all required approvals obtained, including the U.S. Army Corps of Engineers Nationwide Permit (NWP 52) and the Port of Los Angeles Revocable Permit (RP25-05). Environmental reviews conducted under the National Environmental Policy Act (NEPA) and the California Environmental Quality Act (CEQA) determined that the installation would have no significant environmental impact.

●	Operational reliability demonstrated, with the system successfully operating under real marine conditions and tidal variations without structural degradation.

●	Cost and deployment advantages validated, with the total capital cost of the pilot project remaining below $1 million, demonstrating the economic advantages of Eco Wave Power’s onshore configuration compared with offshore wave energy systems.

In March 2026, Eco Wave Power submitted the final project completion report to Shell under the Pilot Test Agreement, confirming that the pilot successfully achieved its technical and operational objectives and thereby completing the full scope of the agreement.

Industry Recognition

Eco Wave Power’s technology was also highlighted in a report by a U.S. Department of Energy National Laboratory, which emphasized the economic and deployment advantages of coastal-structure-integrated wave energy systems. The report noted that such systems may offer reduced installation complexity and lower infrastructure requirements by leveraging existing marine structures such as breakwaters and port infrastructure.

Inna Braverman, Founder and Chief Executive Officer of Eco Wave Power, commented:

“This project followed a clear and disciplined development path — beginning with a comprehensive feasibility study of the U.S. coastline, advancing through engineering, installation and operational testing, and concluding with final delivery under the Pilot Test Agreement with Shell. Successfully completing the full scope of this program demonstrates Eco Wave Power’s ability to execute complex wave energy projects together with leading global energy companies.”

Supporting the Future of Coastal Renewable Energy

The Port of Los Angeles pilot serves as an important reference installation for Eco Wave Power’s technology and demonstrates that wave energy systems can be deployed safely, cost-effectively and with minimal environmental impact using existing coastal infrastructure.

By eliminating the need for seabed anchoring, offshore construction and subsea cabling, Eco Wave Power’s onshore technology offers a simplified deployment pathway that may accelerate the commercialization of wave energy projects globally.

The installation at AltaSea will continue to operate as an educational and demonstration facility, showcasing wave energy technology to policymakers, researchers, industry stakeholders and potential commercial partners.

Eco Wave Power believes that the successful completion of the Port of Los Angeles pilot establishes a technical and regulatory foundation for future commercial-scale wave energy deployments on breakwaters, port structures and other coastal infrastructure worldwide.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a leading onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented and intelligent technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise with the growth of artificial intelligence, digital infrastructure, and next-generation data centers – often referred to as “AI factories” – Eco Wave Power’s technology is designed to help provide renewable energy near shorelines where many data centers, industrial facilities, and population centers are located.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit:
www.ecowavepower.com

Press inquiries:
info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

For more information, please visit: www.ecowavepower.com

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the belief that the successful completion of the Port of Los Angeles pilot establishes a technical and regulatory foundation for future commercial-scale wave energy deployments on breakwaters, port structures and other coastal infrastructure worldwide. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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